Exhibit 99.1

Exhibit No. 99.1 to this Annual Report on Form 10-K presents separate audited financial statements of Motorsports Authentics, LLC (MA), the Company’s 50% owned joint venture equity investee, as of November 30, 2009 and 2008 and for each of the three years in the period ended November 30, 2009. The Company has used the equity method of accounting for its 50% non-controlling interest in the joint venture since inception. These financial statements are presented pursuant to Rule 3-09 “Separate financial statements of subsidiaries not consolidated and 50 percent or less owned persons” of Regulation S-X of the Securities and Exchange Commission (Rule 3-09). Rule 3-09 requires that the separate financial statements of significant unconsolidated majority-owned subsidiaries or 50 percent or less-owned persons cover, if practicable, the same periods as the annual audited financial statements of the Company.

Report of Independent Registered Public Accounting

Firm and Consolidated Financial Statements

Motorsports Authentics, LLC

For the Years Ended November 30, 2009, 2008 and 2007

Motorsports Authentics, LLC

Table of contents

Report of Independent Registered Public Accounting Firm	1

Consolidated financial statements:

Balance sheets	2

Statements of operations	3

Statements of members’ equity	4

Statements of cash flows	5-6

Notes to consolidated financial statements	7-22

Report of Independent Registered Public Accounting Firm

To the Board of Managers and Members of

Motorsports Authentics, LLC:

We have audited the accompanying consolidated balance sheets of Motorsports Authentics, LLC (a limited liability company) (the Company) and subsidiaries as of November 30, 2009 and 2008, and the related consolidated statements of operations, members’ equity and cash flows for each of the three years in the period ended November 30, 2009. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Motorsports Authentics, LLC as of November 30, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended November 30, 2009 in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note D to the consolidated financial statements, the Company is in technical default of certain of its license agreements that are material to the viability of the business which raises substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of the uncertainty.

/s/ GRANT THORNTON LLP

Charlotte, North Carolina

January 27, 2010

Motorsports Authentics, LLC	2

Consolidated balance sheets

(in thousands)

November 30	2009	2008

Assets

Current assets:

Cash and cash equivalents	$7,906	$102

Accounts receivable, net of allowance of $722 and $3,065	10,048	25,605

Inventories	5,233	23,130

Prepaid royalties	63	558

Prepaid expenses and other	1,141	1,092
Total current assets	24,391	50,487
Long-term assets:

Property and equipment, net	3,156	7,406

Licenses and other intangibles, net	-	27,310

Goodwill	-	108,488

Other	59	939
Total long-term assets	3,215	144,143
	$27,606	$194,630

Liabilities and Members’ Equity

Current liabilities:

Accounts payable	$4,824	$11,044

Accrued royalties	13,805	7,203

Accrued expenses	1,344	2,932

Taxes payable	705	777

Line of credit	-	7,947
Total current liabilities	20,678	29,903
Long-term liabilities:

Deferred income taxes	-	8,092

Other	5,344	3,414
	5,344	11,506
Commitments and contingencies

Members’ equity	1,584	153,221
	$27,606	$194,630

The accompanying notes are an integral part of these consolidated financial statements.

Motorsports Authentics, LLC	3

Consolidated statements of operations

(in thousands)

For the years ended November 30	2009	2008	2007
Net sales	$118,473	$211,161	$210,101

Cost of sales	97,431	144,871	167,748
Gross profit	21,042	66,290	42,353
Operating expenses:

Selling, general and administrative	42,808	62,986	79,966

Amortization of licenses and other intangibles	1,368	1,845	3,706

Impairment of goodwill and other long-lived assets	136,093	-	69,499
Total operating expenses	180,269	64,831	153,171
Operating (loss) income	(159,227)	1,459	(110,818)
Interest expense	(419)	(705)	(1,675)

Other (expense) income	(83)	2,988	532
Total other (expense) income, net	(502)	2,283	(1,143)
(Loss) income from continuing operations before income taxes	(159,729)	3,742	(111,961)

Income taxes	(8,092)	543	-
(Loss) income from continuing operations	(151,637)	3,199	(111,961)

Income from discontinued operations, net of income taxes of $0, $0 and $433, respectively	-	-	674

Loss on sale of discontinued operations	-	-	(1,187)
Net (loss) income	$(151,637)	$3,199	$(112,474)

The accompanying notes are an integral part of these consolidated financial statements.

Motorsports Authentics, LLC	4

Consolidated statements of members’ equity

(in thousands)

	Contributed Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Total
Balance, November 30, 2006	$270,219	$(7,756)	$3,226	$265,689

Net loss	-	(112,474)	-	(112,474)

Currency translation	-	-	601	601

Realized gain on accumulated currency translation related to sale of business (Note E)	-	-	(3,827)	(3,827)

Comprehensive loss				(115,700)

Other	33	-	-	33

Balance, November 30, 2007	270,252	(120,230)	-	150,022

Net income	-	3,199	-	3,199

Balance, November 30, 2008	270,252	(117,031)	-	153,221

Net loss	-	(151,637)	-	(151,637)
Balance, November 30, 2009	$270,252	$(268,668)	$-	$1,584

The accompanying notes are an integral part of these consolidated financial statements.

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Consolidated statements of cash flows

(in thousands)

For the years ended November 30	2009	2008	2007
Cash flows from operating activities:

Net (loss) income	$(151,637)	$3,199	$(112,474)

Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:

Impairment of goodwill and other long-lived assets	136,093	-	69,499

Deferred income taxes	(8,092)	543	-

Provision for excess inventories	9,029	5,457	21,585

Depreciation and amortization	5,036	6,244	16,812

Provision for doubtful accounts	(197)	1,537	672

Loss on contracts	1,371	-	-

Loss (gain) on sale of property and equipment	87	(502)	(478)

Loss on sale of business unit	-	-	1,187

Other	-	-	33

Change in assets and liabilities, net of business acquired and disposed:

Accounts receivable	15,754	1,241	(3,802)

Inventories	8,868	(18,309)	(14,303)

Prepaid royalties	426	1,049	2,122

Prepaid expenses and other	258	1,286	140

Accounts payable and accrued expenses	(7,849)	(4,728)	(4,195)

Accrued royalties	5,231	(326)	929

Taxes payable, net	(72)	(132)	21

Other liabilities	1,930	855	1,918

Cash flow from discontinued operations	-	(180)	3,642
Net cash flows provided by (used in) operating activities	16,236	(2,766)	(16,692)
Cash flows from investing activities:

Property and equipment purchases	(645)	(2,257)	(7,289)

Property and equipment sales proceeds	160	1,069	486

Proceeds from sale of business unit	-	-	27,118

Acquisitions of intangibles and businesses, net of cash	-	(1,000)	(72)

Cash flow from discontinued operations	-	-	(3,728)
Net cash flows (used in) provided by investing activities	(485)	(2,188)	16,515
Cash flows from financing activities:

Borrowings under line of credit	143,656	233,178	237,083

Repayments under line of credit	(151,603)	(225,517)	(238,861)

Long-term debt repayments	-	(3,010)	(56)

Outstanding checks in excess of bank balance	-	155	1,159

Cash flow from discontinued operations	-	-	(548)
Net cash flows (used in) provided by financing activities	(7,947)	4,806	(1,223)
Net change in cash and cash equivalents	7,804	(148)	(1,400)

Cash and cash equivalents, beginning of year	102	250	1,650
Cash and cash equivalents, end of year	$7,906	$102	$250

Motorsports Authentics, LLC	6

Consolidated statements of cash flows (cont’d)

(in thousands)

For the years ended November 30	2009	2008	2007
Supplemental disclosures of cash flow information:

Cash paid for interest	$167	$819	$893

Cash paid for taxes	-	16	154

Supplemental disclosures of non-cash transactions:

Settlement of related party note payable and accrued interest by offset against accounts receivable	$-	$3,547	$-

Fixed assets acquired with accounts payable	(49)	(8)	(45)

The accompanying notes are an integral part of these consolidated financial statements.

Motorsports Authentics, LLC	7

Notes to consolidated financial statements

Note A - Organization and Nature of Business

Operations

In August 2005, International Speedway Corporation and Speedway Motorsports, Inc. (collectively the members) formed an equally owned joint venture, SMISC, LLC, which operates independently through a wholly owned subsidiary, as Motorsports Authentics, LLC (the Company). Motorsports Authentics, LLC, a Delaware limited liability company, and its subsidiaries design and sell licensed motorsports collectible and consumer products. Motorsports Authentics, Inc. and subsidiaries, a subsidiary of Motorsports Authentics, LLC, is taxed on a consolidated basis as a C-corporation. The Company’s products include die-cast scaled replicas of motorsports vehicles, apparel (including tee-shirts, hats and jackets) and memorabilia. The Company is a licensee of, among others, the National Association for Stock Car Auto Racing (NASCAR) and National Hot Rod Association (NHRA).

Products are marketed throughout North America through:

•	Specialty retailers,
•	Distributor networks that target specialty retailers,
•	Mobile trackside stores that target motorsports event attendees,
•	Mass-merchant retailers,
•	A members-only collectors’ catalog club,
•	Television programming on QVC, and
•	Other distribution channels.

The Company works closely with drivers, teams, owners, track operators and sponsors to design and merchandise products. Production of die-cast and most apparel and memorabilia is outsourced. The Company retains ownership and control over designs and tooling, and maintains close working relationships with outsourced manufacturers to help assure quality product.

Sales to the top five customers accounted for 36.4%, 39.5% and 33.9% of sales in 2009, 2008 and 2007, respectively. Sales to the largest customer were approximately 24.1%, 23.4% and 20.1% of revenue in 2009, 2008 and 2007, respectively. Accounts receivable from this customer totaled $4.0 million and $11.2 million at November 30, 2009 and 2008, respectively.

Note B - Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Motorsports Authentics, LLC and its wholly owned and majority owned subsidiaries. All significant intercompany accounts and transactions are eliminated in consolidation. The Company’s fiscal year ends November 30.

Use of Estimates

Preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Estimates are used for, but not limited to, the accounting for doubtful accounts, inventory values, goodwill and other intangible assets, depreciation, amortization, prepaid royalty allowances, accrued royalties, accrued losses on contracts, taxes and contingencies. Actual results could differ from those estimates.

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One of the Company’s most significant estimates is determining the net realizable value of inventories. The carrying values of inventories are subject to numerous management judgments and estimates to ensure the carrying value of the inventory is recorded at the lower of cost or net realizable value. The value of inventory could decline as a result of future changes in teams, drivers, sponsors and cars, among other things. In management’s judgment, inventory values are recorded at the lower of cost or net realizable value at November 30, 2009 and 2008, based on available information. Actual results of inventory write-downs could differ from management estimates.

On an annual basis, the Company performs a gross margin analysis on all existing contracts and records a provision for estimated losses. The provision for losses was $1.4 million, $0 and $0 for 2009, 2008 and 2007, respectively, which is included in cost of sales (Note C).

Revenue Recognition

Revenue is recognized when persuasive evidence of an arrangement exists, title passes to the customer, the amount is fixed or determinable and collection is probable. Most distributor and specialty retailer sales are recognized when product is shipped to a distributor or specialty retailer because title to the product passes to the distributor or specialty retailer at shipment. Sales to mass-merchant retailers are recognized when title to product passes to the retailer, either at time of shipment to the retailer or receipt by the retailer. Collectors’ Club Catalog sales are recognized at time of shipment because title to the product passes to the customer at shipment. Trackside sales are recognized when the consumer purchases product at the point of sale. Internet and other sales are generally recognized when delivered to the consumer.

Net sales include sales net of estimated sales returns, discounts, and other allowances. These amounts are recorded as a reduction from sales when revenue is recognized.

Net sales include any applicable taxes collected and remitted to government agencies. Applicable taxes collected and remitted to government agencies were $2.3 million, $3.1 million and $4.0 million for 2009, 2008 and 2007, respectively.

Cost of Sales

Cost of sales includes product cost, shipping and freight forwarding costs paid to third parties, depreciation of tooling and dies, royalties to third-party licensors, product testing, sample expense and fees paid to a third-party for shipping and handling. The Company incurs costs to screen print or embroider certain inventory, which are also included in cost of sales, although the majority of products are procured in its finished state. Substantial portions of the die-cast products are manufactured under a “preferred provider” agreement with a third-party manufacturer in China. The Company obtains substantially all apparel and memorabilia products on a purchase-order basis from several third-party manufacturers and suppliers. The Company incurred shipping and handling costs of $3.5 million, $6.1 million and $7.3 million for 2009, 2008 and 2007, respectively.

Selling, General and Administrative Expenses

Selling, general and administrative expenses include salaries and benefits, use and occupancy expenses, creative services costs, advertising and promotion costs, sponsorship costs, trackside commissions, depreciation and other general and administrative expenses. Included are the salaries, benefits and other costs of procurement, receiving and warehouse personnel. Advertising costs, including print, radio, television and internet-based advertising, were $0.1 million, $2.0 million and $2.6 million for 2009, 2008 and 2007, respectively.

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Allowance for Doubtful Accounts

Trade accounts receivable are recorded at the invoiced amounts, which are generally due 30 days after the invoice date and considered past due after 30 days. The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of customers to make required payments. The adequacy of this allowance is determined by regularly evaluating individual customer receivables and considering a customer’s financial condition, credit history and current economic conditions. If the financial condition of customers was to deteriorate, additional allowances may be required. Accounts receivable are written off against the allowance once the account is deemed to be uncollectible. This typically occurs once all efforts to collect the account have been exhausted, which includes collection attempts by company employees and outside collection agencies.

Inventory

Inventories are stated at cost, which approximates the first-in, first-out method, or estimated net realizable value if lower. The cost of purchased inventory includes the cost of the purchased product and freight in. Cost of sales also includes freight out, which is not a part of inventory cost.

Royalties

The Company’s license agreements generally require payments of royalties to drivers, sponsors, teams and other parties. Contracts generally provide for royalties to be calculated as a specified percentage of sales. Some contracts, however, provide for guaranteed minimum royalty payments. Royalties payable, calculated using the contract percentage rates, are recognized as cost of sales when the related sales are recognized. To the extent royalties payable projected under a contract, calculated using the contract percentage rate, will be lower than guaranteed minimums during the guarantee period, the Company recognizes additional cost of sales on a straight-line basis over the guarantee period as defined under the contract. Guarantees advanced under the license agreements are carried as prepaid royalties until earned by the third party, or considered to be unrecoverable. The Company evaluates prepaid royalties regularly and expenses prepaid royalties to cost of sales to the extent projected to be unrecoverable through sales.

Personal Services

Amounts due under personal service agreements for driver appearance fees and similar matters are expensed to selling, general and administrative expenses over the term during which the services are provided or until considered to be unrecoverable.

Cash and Cash Equivalents

Cash and cash equivalents includes cash and all highly liquid investments with original maturities of three months or less. The Company’s cash balance with financial institutions exceeded the federally insured amount. The Company’s management regularly monitors the financial stability of these financial institutions.

Property and Equipment

Property and equipment is recorded at cost and depreciated using the straight-line method over the estimated useful lives of the respective assets, which range up to 10 years. Tooling consists of molds and dies used by third parties to manufacture the Company’s die-cast scaled replicas. Tooling costs capitalized consist of amounts paid to third parties that manufacture the tooling. Depreciation of tooling and other production assets is included in cost of sales. All other depreciation is included in selling, general and administrative expenses. Maintenance and repairs are charged to expense as incurred. The costs of renewals and betterments that materially extend the useful lives of assets or increase their productivity are capitalized.

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Other Long-lived Assets

The Company follows applicable authoritative guidance to test, on an annual basis, its other long lived assets (primarily property, plant and equipment, licenses and customer relationships) for impairment. The Company evaluates if impairment indicators related to property, plant and equipment and other long lived assets are present. These impairment indicators may include a significant decrease in the market price of a long lived asset or asset group, a significant adverse change in the extent or manner in which a long lived asset or asset group is being used or in its physical condition, a material adverse change in the Company’s relationships with significant customers or licensors, the impact of the economic environment on the Company’s customer base or a current period operating or cash flow loss combined with a forecast that demonstrates continuing losses associated with the use of a long lived asset or asset group. If impairment indicators are present, the Company estimates the future cash flows for the asset or group of assets. The sum of the undiscounted cash flows attributable to the asset or group of assets is compared to their carrying amount. The cash flows are estimated utilizing various assumptions regarding future revenue and expenses, working capital, and proceeds from asset disposals on a basis consistent with the strategic plan. If the carrying amount exceeds the sum of the undiscounted cash flows, the Company determines the assets’ fair value and records an impairment charge as the difference between the estimated fair value and the carrying value of the asset or asset group (Note C).

Goodwill and Other Indefinite Lived Intangible Assets

Goodwill represents the costs in excess of the fair value of net assets acquired in business combinations. Other indefinite lived intangible assets consist primarily of tradenames and trademarks acquired in business combinations. The Company is required to conduct an annual test of impairment for goodwill and other indefinite lived intangible assets in accordance with applicable authoritative guidance. The Company is also required to test for impairment if events or circumstances indicate it is more likely than not that the fair value of a reporting unit or the indefinite lived intangible asset is below its carrying amount. The annual test of impairment is performed in the fourth quarter because it coincides with the Company’s annual strategic planning process.

The Company has one reporting unit to test for impairment of goodwill and other indefinite lived intangible assets. The assessment of fair value in the impairment tests is generally determined based upon a discounted cash flow methodology. The discounted cash flows are estimated utilizing various assumptions regarding future revenue and expenses, working capital, terminal value and market discount rates. The underlying assumptions are consistent with those used in the strategic plan.

Goodwill Impairment

If the carrying amount of the reporting unit is greater than estimated fair value, goodwill impairment may be present. The Company measures the goodwill impairment based upon the fair value of the underlying assets and liabilities of the reporting unit, including any unrecognized intangible assets and estimates the implied fair value of goodwill. An impairment charge is recognized to the extent that recorded goodwill exceeds its implied fair value (Notes C and H).

Other Indefinite-Lived Intangible Asset Impairment (primarily Trademarks)

If the carrying amount of the intangible asset exceeds its estimated fair value, an impairment charge is recorded to the extent the recorded intangible asset exceeds the fair value (Notes C and H).

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Income Taxes

The Company recognizes deferred tax assets and liabilities for the future income tax effect of temporary differences between financial and income tax bases of assets and liabilities. The Company’s accounting for income taxes reflects management’s assessment of future tax liabilities based on assumptions and estimates for timing, likelihood of realization, and tax laws existing at the time of evaluation.

Accounting for Uncertainty in Income Taxes

The Company follows applicable authoritative guidance on accounting for uncertainty in income taxes which, among other things prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The adoption of applicable authoritative guidance had no resulting effect on our consolidated financial statements (Note K).

Disclosures about Fair Value of Financial Instruments

The Company’s financial instruments include cash and cash equivalents, accounts receivable, accounts payable and line of credit borrowings. The fair value of these instruments approximates carrying values due to their short term duration.

Deferred Financing Costs

The Company capitalizes loan origination costs and amortizes them using the effective interest rate method over the life of the related loan. Amortization of these deferred financing costs was $0.3 million, $0.2 million and $0.3 million in 2009, 2008 and 2007, respectively, which is included in interest expense in the consolidated statement of operations.

Self-Insurance Reserves

The Company is self-insured for its employee-related health care benefits. Liabilities associated with retained risk are estimated by considering various historical trends and forward looking assumptions related to costs, claim counts and payments. The estimated accruals for these liabilities could be affected if future occurrences and claims differ from these assumptions and historical trends.

Currency Translation

The financial statements of non-U.S. subsidiaries are measured using the local currency as the functional currency. Assets and liabilities of these non-U.S. subsidiaries are translated at exchange rates in effect as of each balance sheet date and related revenues and expenses are translated at average exchange rates in effect during the period. The resulting currency translation adjustments are recorded directly to members’ equity as a component of accumulated other comprehensive income. Due to the sale of Action Performance Holding GmbH in 2007, there was no impact from currency translation for 2009 and 2008.

Recent Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board (FASB) issued authoritative guidance, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with existing authoritative guidance. The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Effective December 1, 2007, the Company adopted the provisions of this guidance. Adoption had no material effect on the consolidated financial statements, including no cumulative effect.

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In December 2007, the FASB issued authoritative guidance revising existing authoritative guidance requiring an acquirer to recognize the assets acquired, the liabilities assumed, including those arising from contractual contingencies, any contingent consideration and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions specified in the guidance. This guidance also requires the acquirer in a business combination achieved in stages (sometimes referred to as a step acquisition) to recognize the identifiable assets and liabilities, as well as the noncontrolling interest in the acquiree, at the full amounts of their fair values (or other amounts determined in accordance with this guidance). In addition, the requirement to measure the noncontrolling interest in the acquiree at fair value will result in recognizing the goodwill attributable to the noncontrolling interest in addition to that attributable to the acquirer. This guidance amends existing authoritative guidance to require the acquirer to recognize changes in the amount of its deferred tax benefits that are recognizable because of a business combination either in income from continuing operations in the period of the combination or directly in contributed capital, depending on the circumstances. This guidance applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. This guidance will be effective for the Company in fiscal 2010. The Company expects that this guidance will have minimal impact on its consolidated financial statements and results of operations, but the nature and magnitude of any specific effects would depend upon the nature, terms and size of any acquisition consummated after the effective date.

In April 2008, the FASB issued authoritative guidance that amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under existing authoritative guidance. This guidance also requires additional disclosures on information that can be used to assess the extent to which future cash flows associated with intangible assets are affected by an entity’s intent or ability to renew or extend such arrangements and on associated accounting policies. This guidance is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company’s adoption of this statement, for the year ended November 30, 2009, did not have an impact on its financial position and results of operations.

In April 2009, the FASB issued authoritative guidance amending and clarifying the initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. The amended guidance is effective for assets or liabilities arising from contingencies in business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. This guidance will be effective for the Company in fiscal 2010. The Company expects that this guidance will have minimal impact on its consolidated financial statements and results of operations, but the nature and magnitude of any specific effects would depend upon the nature, terms and size of any acquisition consummated after the effective date.

In May 2009, the FASB issued authoritative guidance applied to the accounting for and disclosure of subsequent events not addressed in other applicable generally accepted accounting principles. The guidance addresses which subsequent events are required to be recognized in the financial statements. Additionally, this guidance requires an entity to disclose the date through which subsequent events have been evaluated, as well as whether that date is the date the financial statements were issued or the date the financial statements were available to be issued. This guidance is effective for interim or annual periods ending after June 15, 2009. The Company adopted this guidance for its year ended November 30, 2009. The Company has analyzed its operations subsequent to November 30, 2009 through January 27, 2010, the date the consolidated financial statements are available to be issued and has determined that no material subsequent events should be further disclosed in these consolidated financial statements.

In June 2009, the FASB issued authoritative guidance which will become the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission (SEC) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. This guidance was effective for financial statements issued for interim and annual periods ending after September 15, 2009.

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Note C - Impairment

As a result of impairment testing performed in 2009, 2008 and 2007, the Company recorded a non-cash impairment charge of $146.5 million, $5.5 million and $95.3 million, respectively, as follows (in thousands):

	2009	2008	2007
Goodwill	$108,488	$-	$56,351

Trademark	20,763	-	500

Licenses	2,930	-	12,648

Customer relationship	2,250	-	-

Leasehold improvements	1,021	-	-

Other	641	-	-
	136,093	-	69,499

Inventory	9,029	5,457	21,585

Tooling	-	-	4,236

Liability for loss on contracts	1,371	-	-
	$146,493	$5,457	$95,320

The impairment charge recorded in 2009 was primarily the result of the following factors:

During fiscal 2009, the Company’s performance has been impacted by unprecedented adverse economic trends, particularly the decline in consumer confidence and the rise in unemployment that began to manifest in early fiscal 2008 and has increasingly contributed to the decrease in attendance for motorsports entertainment events in fiscal 2009. The Company expects these adverse economic trends to continue. The Company also faces increased competition for products sold under non-exclusive licenses. Management has considered various strategic approaches to optimize performance, but as the challenges have been assessed, it has become apparent that there is significant risk in future business initiatives. Therefore the Company has determined that its estimated future cash flows would be lower than originally forecast during the previous year’s strategic planning process. As a result, it was determined that the business likely had a net book value in excess of its estimated fair value and that certain intangible assets more likely than not had book values in excess of their fair values. Due to the apparent decline in value, the Company conducted an impairment analysis, following applicable authoritative guidance, to test the goodwill and long lived assets for impairment. This resulted in an impairment charge of $136.1 million to write down goodwill and other long-lived assets to estimated fair value.

In fiscal 2009, due to driver changes, car manufacturer changes, sponsor changes and strategic business initiatives the Company wrote down inventory by $9.0 million as a charge to cost of sales to reflect the inventory at estimated net realizable value.

In fiscal 2009, based on the Company’s gross margin analysis review on all existing contracts, the Company recorded a provision for estimated contract losses of $1.4 million, which is included in cost of sales.

As a result of the annual impairment testing performed in 2008, there was no impairment of goodwill and other long-lived assets.

In fiscal 2008, due to driver changes, car manufacturer changes, and sponsor changes the Company wrote down inventory by $5.5 million as a charge to cost of sales to reflect the inventory at estimated net realizable value.

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The impairment charge recorded in 2007 was primarily the result of the following factors:

During the Company’s annual strategic planning process in the fourth quarter, the Company determined that the future cash flows of the business would be lower than originally forecast during the previous year’s strategic planning process. This was due to the under performance against plan during 2007. As a result, it was determined that the business likely had a net book value in excess of its estimated fair value and that certain intangible assets more likely than not had book values in excess of their fair values. Due to the apparent decline in value, the Company conducted impairment tests, following applicable authoritative guidance to test the goodwill and long lived assets for impairment, and recorded an impairment charge of $69.5 million to write down goodwill and other long-lived assets to estimated fair value.

In fiscal 2007, due to driver changes, car manufacturer changes, sponsor changes and the introduction of a new car design, the “Car of Tomorrow,” the Company wrote down inventory by $21.6 million as a charge to cost of sales to reflect the inventory at estimated net realizable value.

In fiscal 2007, the Company wrote off tooling as a charge to cost of sales of $4.2 million that became obsolete due to the introduction of the Car of Tomorrow and tooling no longer being used for a secondary product line.

In the fourth quarter of 2007, the Company was notified by one of its licensors that they were closing down. Based on this event, the Company determined that this license had become impaired, and an impairment charge of $2.5 million was taken to write off the remaining carrying amount of this license.

Note D - Going Concern and Management Plan

The accompanying consolidated financial statements have been prepared on a going concern basis, which assumes the Company will realize its assets and discharge its liabilities in the normal course of business. As reflected in the accompanying consolidated financial statements, the Company had a net loss of $151.6 million and provided cash from operations of $16.2 million for the year ended November 30, 2009. The Company had net working capital of $3.7 million and Members’ equity of $1.6 million as of November 30, 2009.

In the fiscal third quarter ending August 31, 2009, for various strategic purposes, the Company ceased paying certain guaranteed royalties under several license agreements where estimated royalties payable based on projected sales were less than stipulated guaranteed minimum royalties (“unearned royalties”). All earned royalties that were due have been paid. The Company has received notices from certain licensors alleging default under the license agreements if the Company does not pay unearned royalties within stipulated cure periods. The Company has obtained extensions from licensors where cure periods, including any subsequent extensions, have lapsed or are near termination. Management has not decided whether or when such payments, full or partial, may resume. Upon contract termination, a material amount of guaranteed royalty payments under several license agreements could be asserted by the licensors as immediately due. At November 30, 2009, the Company has not paid the calendar second and third quarter unearned royalties of approximately $5.4 million. At November 30, 2009, the aggregate possible accelerated future minimum guaranteed royalty liability under all licenses is approximately $37.6 million.

The Company continues to explore business strategies in conjunction with certain motorsports industry stakeholders that allow the possibility for the Company to operate profitably in the future. As with any business in this adverse economic environment, management is attempting to find the optimal business model for long-term viability. In addition to revisiting the business vision for the Company, management is also undertaking certain initiatives to improve inventory controls and buying cycles, as well as implementing changes to make the Company a more efficiently operated and profitable company. We believe a revised business vision, which must include successful resolution of current license agreement terms and favorable license terms in the future, along with focus on core competencies, streamlined operations, reduced operating costs and inventory risk, are necessary for the Company to survive as a sufficiently profitable operation in the future.

Motorsports Authentics, LLC	15

Should such renegotiations of the license agreements with essentially all present significant licensors of NASCAR merchandising on terms that allow the Company reasonable future opportunities to operate profitably not be successful, should management decide to allow licensed defaults to remain uncured, or should licensors not grant extended cure periods and exercise their rights under the agreements, the Company’s business and its ability to continue operating could be severely impacted. If such efforts are not sufficient or timely the Company could ultimately pursue bankruptcy.

Based on these circumstances there is substantial doubt that the Company will continue as a going concern. These consolidated financial statements do not include any adjustments that might result from the outcome of the uncertainty.

Note E- Disposition and Discontinued Operations

In June 2007, the Company sold Action Performance Holding GmbH (Germany), its 80%-owned German subsidiary, for cash proceeds of $27.1 million and recognized a loss on sale of $1.2 million. Action Performance Holding GmbH merchandises Formula One and high-end auto manufacturer die-cast replica vehicles. Germany’s 2007 operating results were included in discontinued operations.

For the year ended November 30, 2007, the Germany business unit had net sales of $19.5 million, income before income taxes of $1.1 million and income from discontinued operations, net of tax of $0.7 million.

Note F - Inventories

Inventories consist of the following at November 30 (in thousands):

	2009	2008
Die-cast	$2,750	$10,046

Apparel and memorabilia	2,483	13,084
	$5,233	$23,130

Apparel blank stock and other raw materials were $0.8 million and $2.1 million at November 30, 2009 and 2008, respectively.

During fiscal 2009, 2008 and 2007, due to driver changes, car manufacturer changes, sponsor changes, the introduction of a new car design, the Car of Tomorrow and strategic business initiatives, the Company wrote down inventory by $9.0 million, $5.5 million and $21.6 million, respectively, as a charge to cost of sales to reflect the inventory at estimated net realizable value.

Motorsports Authentics, LLC	16

Note G - Property and Equipment

Property and equipment consists of the following at November 30, (in thousands):

	2009	2008	Estimated Useful Life
Leasehold improvements	$283	$1,888	1-10 years

Tooling	14,248	14,692	1-3 years

Equipment, software and other	6,349	8,006	3-5 years

Trackside trailers and vehicles	3,090	3,005	5 years
	23,970	27,591

Accumulated depreciation	(20,814)	(20,185)
	$3,156	$7,406

Depreciation expense was $3.6 million, $4.4 million and $13.1 million for 2009, 2008 and 2007, respectively. Of these amounts $1.6 million, $1.5 million and $9.3 million for 2009, 2008 and 2007, respectively, relate to tooling depreciation, which is included in cost of sales.

During fiscal 2008, the Company sold equipment and trackside trailers to related parties with a net book value of $0.2 million for a gain of $0.4 million, which is included in other income.

In fiscal 2007, the Company wrote off tooling as a charge to cost of sales of $4.2 million that became obsolete due to the introduction of the Car of Tomorrow and tooling no longer being used for a secondary product line.

Note H - Goodwill and Other Intangibles

Goodwill and other intangibles consist of the following at November 30 (in thousands):

	2009	Weighted Average Amortization Period	2008	Weighted Average Amortization Period
Intangibles with indefinite lives:

Carrying amount:

Goodwill	$-	NA	$108,488	NA

Trademarks	-	NA	20,763	NA
	-		129,251
Intangibles with definite lives:

Carrying amount:

Licenses	-	NA	7,100	5.4 years

Customer relationships	-	NA	3,000	15.0 years
	-		10,100

Accumulated amortization	-		(3,553)
	-		6,547
	$-		$135,798

Amortization expense was $1.4 million, $1.8 million and $3.7 million for 2009, 2008 and 2007, respectively.

See Note C for discussion of impairment of goodwill and other long-lived assets during fiscal 2009.

During 2008, the Company acquired licensing rights for $1.0 million.

Motorsports Authentics, LLC	17

Note I - Debt and Financing

The Company had a credit and security agreement with a bank that expired in July 2008. The Company then entered into a new credit and security agreement (the credit facility) with a bank consisting of a $40.0 million revolving credit facility that expires July 7, 2013. The agreement provides for issuance of up to $20.0 million of letters of credit, to the extent not utilized for borrowings. The balance of the revolver was $0 and $7.9 million at November 30, 2009 and 2008, respectively. Repayment of borrowings under this facility is secured by a first lien on substantially all Company assets. The Company is required to meet a financial test related to minimum fixed charge coverage ratio. However, when the Company has availability of at least $7.0 million on average for the preceding consecutive 45 days, then the Company is not required to comply with the minimum fixed charge coverage ratio. Availability under the Company’s revolving credit facility was $10.7 and $17.4 million at November 30, 2009 and 2008, respectively.

The Company’s credit facility agreement requires a lock-box arrangement, which provides for all receipts to be swept daily to reduce borrowings outstanding under the line-of-credit agreement. This arrangement, combined with the existence of a subjective acceleration clause in the line-of-credit agreement, requires the classification of outstanding borrowings under the bank line-of-credit agreement as a current liability. The acceleration clause allows the Company’s lenders to forego additional advances should they determine there has been a material adverse change in the Company’s financial position or prospects reasonably likely to result in a material adverse effect on its business, condition (financial or otherwise), operations, performance or properties.

The credit facility bears interest at LIBOR plus 1.75% to 2.50% or prime plus 0.00% to 0.50%, depending on the average availability, as defined (3.25% and 4.0% at November 30, 2009 and 2008, respectively). The Company pays a commitment fee of 0.250% of the average unused revolving credit facility and a fee of 2%+0.125% of the average outstanding letters of credit. The annual commitment fee on the unused revolving credit facility was $0.1 million for 2009, 2008 and 2007.

As of November 30, 2009, due to the audit opinion modification for going concern, the Company is not in compliance with one of its affirmative covenants, which restricts such modification. The balance of the revolver was $0 at January 27, 2010.

In July 2008, in conjunction with entering into a new credit facility, the Company settled the note payable of $3.0 million, plus accrued interest of $0.5 million due to International Speedway Corporation and the note payable of $3.0 million, plus accrued interest of $0.5 million due to Speedway Motorsports, Inc (see Note M). The Company paid in cash amounts owed to International Speedway Corporation and for Speedway Motorsports, Inc. offset amounts owed to Speedway Motorsports, Inc. against their accounts receivable balance.

Note J - Employee Benefits

The Company’s defined contribution plan qualifies as a cash or deferred profit-sharing plan under Sections 401(a) and 401(k) of the Internal Revenue Code and is available to substantially all domestic employees. Participating employees may defer all or a portion of their pre-tax compensation, subject to certain limitations. The plan provides for employer matching contributions, which fully match each dollar contributed by an employee, up to a maximum of 3% of the employee’s defined compensation and 50% of each dollar contributed by an employee between 3% and 5%, of the employee’s defined compensation. In 2009, 2008 and 2007, matching contribution expense totaled $0.3 million, $0.4 million and $0.4 million, respectively. The plan also provides for an annual employer profit sharing contribution in such amounts as the Board of Managers may determine. In 2009, 2008 and 2007, there was no employer profit sharing contribution.

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Note K - Income Taxes

The company follows applicable authoritative guidance for requiring an asset and liability approach in accounting for income taxes. Deferred tax assets and liabilities are recorded based on the differences between the financial statement and tax bases of assets and liabilities and the tax rates in effect when these differences are expected to reverse.

Provision for income taxes from continuing operations for the years ended November 30, are as follows (in thousands):

	2009	2008	2007
Current tax expense:

Federal	$-	$-	$-

State	-	-	-

Deferred tax expense:

Federal	(7,734)	519	-

State	(358)	24	-
	$(8,092)	$543	$-

The 2009 tax benefit is related to intangible asset impairments recorded in the current year. The company had previously recorded tax liabilities for the tax effect of financial statement over tax bases in certain long-lived intangible assets. Impairments recorded in the current year have reduced financial statement bases in these assets to zero, eliminating these tax liabilities.

Prior to 2009, a portion of profits and losses are included in an LLC entity, which is not taxed at the entity level. The remaining profits and losses reflected in the rate reconciliation below are included in a C corporation structure. Beginning in 2009, all profits and losses are taxed at the entity level. A reconciliation of the federal income tax rate to the effective rate for continuing operations follows:

	2009	2008	2007

Statutory federal rate	35%	35%	35%

State taxes, net of federal benefit	2	2	2

Goodwill impairment	(18)	-	(18)

Permanent differences	-	1	(1)

Loss from LLC entity	-	18	(4)

Valuation allowances and other	(14)	(41)	(14)
	5%	15%	0%

Motorsports Authentics, LLC	19

The components of deferred taxes consist of the following at November 30 (in thousands):

	2009	2008

Deferred tax assets:

Inventory reserve and cost capitalization	$3,325	$3,662

Reserves and accruals	4,231	1,540

Deferred compensation	22	508

Intangible asset capitalization	9,561	1,047

Fixed asset capitalization	746	242

Credit carryforwards	516	549

Net operating losses	54,994	45,849

Other	442	163

Valuation allowance	(73,837)	(53,560)
Total deferred tax assets	-	-
Deferred tax liabilities - Accelerated tax amortization	-	(8,092)
Net deferred tax liabilities	$-	$(8,092)

The company follows applicable authoritative guidance to reduce the deferred tax assets by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets may not be realized. Valuation allowances as of November 30, 2009, include $5.2 million to reserve tax assets for state net operating losses expected to expire before realized, $49.7 million to reserve tax assets for federal net operating loss carryforward, $0.5 million for the alternative minimum tax credit carryforward, $18.1 million to reserve tax assets associated with various temporary differences and $0.3 million to fully reserve capital loss carryforwards. Valuation allowances as of November 30, 2008, include $4.6 million to reserve tax assets for state net operating losses expected to expire before realized, $41.2 million to reserve tax assets for federal net operating loss carryforward, $0.5 million for the alternative minimum tax credit carryforward, $7.2 million to reserve tax assets associated with various timing differences and $0.1 million to fully reserve capital loss carryforwards.

Capital loss carryforwards of $0.2 and $0.5 million expire in 2010 and 2013, respectively. State net operating loss carryforwards of $206.7 million expire as follows: $17.8 million in varying amounts in periods 2010 to 2013, and $188.9 million in varying amounts in periods 2014 to 2029. The federal net operating loss carryforward of $147.5 million expires in varying amounts in periods 2025 to 2029.

Effective December 1, 2007, the Company adopted authoritative guidance on accounting for uncertainty in income taxes. The adoption of this guidance did not have an impact on the Company’s consolidated financial position, results of operations or cash flows at November 30, 2008 and for the year then ended as a result of implementation. At the adoption date and at November 30, 2008 and 2009, the Company did not have any tax positions that required recognition. The Company’s practice is to recognize interest and/or penalties related to income tax matters in income tax expense. As of November 30, 2008 and 2009, the Company had no accrued interest or penalties related to income taxes. The Company currently has no federal or state income tax examinations in progress and is no longer subject to federal and state income tax audits by taxing authorities for years prior to 2005.

Motorsports Authentics, LLC	20

The Company acquired the outstanding stock of Action Performance Companies, Inc. whose historical tax basis for assets and liabilities are carried-forward for tax reporting purposes, with the assigned value to goodwill under purchase accounting having no tax basis. The goodwill impairment charge creates a permanent difference because it is not deductible for tax reporting purposes and because, unlike other basis differences created using purchase accounting, no deferred tax liability may be established related to the goodwill. As such, no income tax benefit was recognized with the goodwill impairment charge as is reflected in the Company’s effective rate reconciliation.

Certain tax contingencies, principally related to timing differences as to when expenses are deductible, have been recorded in these financial statements.

Note L - Commitments and Contingencies

Aggregate future minimum guaranteed royalty payments and personal service agreement payments as presently structured are as follows as of November 30, 2009 (in thousands):

	Royalty	Personal Service
For the year ending November 30:

2010	$22,530	$882

2011	14,243	200

2012	7,761	-

2013	3,552	-

2014	2,927	-

Thereafter	2,927	-
	$53,940	$1,082

Royalty expense under licenses, including guaranteed minimums, were $31.6 million, $40.5 million and $41.6 million for 2009, 2008 and 2007, respectively.

In the normal course of business, the Company generally provides its licensors and distributors certain indemnifications and hold harmless provisions associated with the distribution of its products. The Company carries no reserves for such claims and has not experienced any losses related to indemnification in the past three years. The Company is generally indemnified under its manufacturing agreements for such losses connected with the design and manufacture of products. The Company also maintains general liability and product liability insurance to cover such losses and have had no related claims activity under those insurance contracts in the last three years.

Aggregate future payments and receipts under noncancelable operating leases and subleases are as follows as of November 30, 2009 (in thousands):

Lease Payments
For the year ended November 30:

2010	$1,401

2011	1,130

2012	1,162

2013	1,193

2014	1,172

2015 to 2018	4,423
$10,481

Motorsports Authentics, LLC	21

The Company’s noncancelable operating leases consist primarily of a building lease. Principal among these is the lease of the Company’s North Carolina corporate headquarters that expires in 2018 with four five-year renewal options. Minimum rent is expensed on a straight-line basis over the term of the lease. Any escalation of rent payments relating to increases in construction or acquisition cost of the leased property are included in minimum rent, and payments that depend on an existing index or rate are included in minimum rent based on the index or rate existing at the inception of the lease.

Rent expense recognized for noncancelable operating leases, net of sublease income, totaled $1.5 million, $1.8 million and $2.5 million for 2009, 2008 and 2007, respectively.

Commitments at November 30, 2009, include approximately $0.02 million of outstanding letters of credit.

At November 30, 2009, the Company has a contingent liability with a related party for an invoice the Company received from Speedway Motorsports Inc. for expenses it incurred on behalf of or services it provided the Company. Management believes that it is reasonably possible that some amount from this invoice will be recorded as a liability, however assessment of the invoice has not been completed by the Board of Managers and the amount to be recognized, if any, upon ultimate Board of Managers approval, is unknown at this time. The total amount of the invoice is $0.8 million. The Company expects that an invoice for similar services will be presented by International Speedway Corporation and Speedway Motorsports Inc. may invoice additional amounts pending further assessment and Board of Managers approval.

In the ordinary course of business, the Company is subject to certain lawsuits and asserted and unasserted claims. Management has accrued for items that are probable and reasonably estimatable and believes that the resolution of any such matters, individually or in the aggregate, will not have a material adverse effect on the Company’s financial position, results of operations or cash flows.

During June 2005, Action Performance Companies, Inc. filed a lawsuit against Jeff Bohbot (a.k.a. Jeff Hamilton), Rami Karim, Jeff Hamilton Industries, Inc., Mercedes Bohbot, and Why Not, Inc. d/b/a Not Why, alleging fraud and deceit, intentional misrepresentation of fact, fraud and deceit, negligent misrepresentation of fact, fraud and deceit, concealment or suppression of material facts, breach of fiduciary duty, breach of contract, breach of employment agreement, unfair competition and fraud regarding pricing of goods. The Bohbot parties filed various counterclaims against the Company including breach of the asset purchase agreement, trademark purchase agreement and employment agreement for wrongful discharge. The controversy led to various other litigations, including Alessi v. Motorsports Authentics, Inc. (Arizona Superior Court, Maricopa County), and Action Performance Companies, Inc. and Jeff Hamilton Collection, Inc. v. Jeffrey F. Gersh, and Zimmerman, Rosenfeld, Gersh & Leeds, LLP (U.S. District Court, Central District of California). The trial of the initial lawsuit, conducted in the United States District Court for the Central District of California, concluded on March 8, 2007, with a jury verdict in favor of the Company for $1.0 million in compensatory damages and $0.5 million in punitive damages against Jeff Bohbot. The jury awarded Mercedes Bohbot $0.4 million in past trademark royalties due under the trademark purchase agreement between the parties, which was offset by the court by $0.3 million under the Company’s indemnity claim leaving a judgment of approximately $0.1 million. All parties filed notices of appeal with the U.S. Court of Appeals for the Ninth Circuit, the Company doing so only to preserve its rights in connection with ongoing efforts to reach a global settlement winding up all related matters.

On January 18, 2008, the Company entered into a global settlement agreement resolving all matters pertaining to the Bohbot parties, including all of the cases described above. The settlement included a $0.6 million cash payment, which is included in other income for 2008, to the Company and the release of Mercedes Bohbot’s $0.1 million judgment against the Company. Because of those required payments by the Bohbots to the Company, and because of concerns as to the Bohbots’ financial status, the finality of the settlement agreement was contingent upon expiration of the U.S. Bankruptcy Code’s preferential transfer period (in order to prevent the Bohbots from voiding those payments by declaring bankruptcy). That period expired in late April 2008, thereby solidifying the finality of the settlement agreement and enabling the Company to reverse the accruals previously reserved in connection with those matters of $1.9 million, which is included in other income for 2008.

Motorsports Authentics, LLC	22

Note M - Related-party Transactions

The Company purchases and sells motorsports merchandise, remits royalty payments, and remits trackside commission payments to International Speedway Corporation (ISC), Speedway Motorsports, Inc. (SMI) and NASCAR, who is a related party through ISC.

The following is a summary of related party transactions as of November 30 (in thousands):

	2009
	ISC	SMI	NASCAR
Merchandise purchases, trackside commission payments, royalty payments and other	$2,998	$5,205	$2,100

Merchandise sales, sale of equipment and other services	1,516	4,659	5

Accounts receivable due	25	1,566	-

Accounts payable owed	-	534	-

	2008
	ISC	SMI	NASCAR
Merchandise purchases, trackside commission payments, royalty payments and other	$4,744	$5,000	$3,777

Merchandise sales, sale of equipment and other services	3,124	16,729	54

Accounts receivable due	236	2,652	15

Accounts payable owed	301	772	-

Repayment of note payable and accrued interest	3,547	3,547	-

Interest expense related to note payable	107	107	-

	2007
	ISC	SMI	NASCAR
Merchandise purchases, trackside commission payments, royalty payments and other	$5,173	$3,997	$3,406

Merchandise sales and other services	2,507	13,174	43

Accounts receivable due	167	5,411	-

Accounts payable owed	32	116	11

Note payable	3,000	3,000	-

Accrued interest related to note payable	440	440	-

Interest expense related to note payable	244	244	-